SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

4Q10

Results Release

Teleconferences

Portuguese February 28, 2010 11:00 am (Brazil time) 9:00 am (US EDT) Phone: (11) 3127-4971 Password: TAM Replay: (11) 3127-4999 Available from Feb/28 until Mar/07 Code: 71037110	English February 28, 2010 12:30 am (Brazil time) 10:30 am (US EDT) Phone: +1 857.350.1671 Password: 60541363 Replay: +1 617-801-6888 Available from Feb/28 until Mar/07 Code: 73091910

São Paulo, February 28, 2011 – (BM&FBOVESPA: TAMM4, NYSE: TAM) We present our results for the fourth quarter of 2010 (4Q10). The operating and financial information, except when indicated otherwise, are presented based on consolidated number and in Reais (R$), according to the international accounting principles, IFRS (International Financing Reporting Standards – issued by IASB).

Based on the purposes of the CPC 43(R1) of December 16th, 2010, and CVM resolution, that it is fully undesirable to have two sets of statements with distinct accounting criteria and with different net profit or loss and equity in individual and consolidated financial statements, the management elected to change the accounting policy related to measurement of its flight equipment in the preparation of its consolidated financial statements for consistency with its individual financial statements, since the recognition of the effects of flight equipment revaluation in the Company’s individual financial statements, basis for payment of dividends, is prohibited by law.

As a result, in December 31, we elected to change the accounting policy related to the recognition of flight equipment’s revaluation. Such change in accounting policy has effects on the consolidated financial statements prepared in accordance with IFRS previously issued for the years ended December 31, 2009 and 2008, thus the information presented below include the adjustments in the accounting practices described. This change has impacts (i) in the income statement, along the lines of depreciation and amortization, gains and losses on revaluation of aircraft, income tax and social contribution, and net income; (ii) in the balance sheet along the lines property, plant and equipment, deferred income tax and social contribution asset, revaluation reserve and accumulated deficit.

In order to make clear the impacts of this accounting policy and aiming to give more transparency to our financial statements, we decided to distribute the impact over the year, according to the correspondent period, showing the previous quarters of 2010 with their impacts in the affected lines.

Message from the CEO

The year of 2010 will be remembered by the great achievements of our company and also by the challenges we have faced and overcome. Each one of our 28 thousand employees has worked to build the foundations for a new period of growth. We have announced our intent to join forces with LAN, we have become a member of the Star Alliance, the biggest airline companies’ alliance in the world, we have opened the capital of the Multiplus S.A and effected the purchase of Pantanal Linhas Aéreas, just to mention some facts. We have extended even more our national and international presence. New markets have been conquered and we have improved our performance.

In a year marked by historical facts, in August, we have announced, together with LAN, the intention to combine the two holdings into one single controlling entity. LATAM Airlines Group is born already as one of the leaders in the global aviation and it may compete under equal conditions with the best international companies. Together, TAM and LAN account for more than 40 thousand employees, 280 aircraft and 115 destinations in 23 countries, besides offering cargo services for the entire Latin America and also at the world level. By the union with LAN, we will multiply our growth expectations, our possibilities of profit with larger business scale level and form a more diversified activities group. TAM and LAN will continue to operate under the already existing brands and under their own operation certificates. The union shall generate yearly synergies of nearly 400 million dollars.

In January, 2011, the binding agreements for the union were signed, approved by the respective Board of Directors of both companies. Now, the transaction is subjected to the approval of the regulatory agencies in Brazil, Chile and other countries where LAN has subsidiaries, and also by all shareholders trough shareholders meeting.

As regional leaders, TAM and LAN make a natural move pursuant to the global consolidation trend observed in the airline sector. We believe this to be the best path to assure the companies’ growth, in a scenario of increasing competition.

On May 13, 2010, we celebrated our entrance into the Star Alliance, the biggest airline alliance in the world. Today, the alliance gathers 27 of the largest airline companies in the world which, together, operate more than 21 thousand daily flights.  We now share products and services in more than 1,100 destinations from the 181 countries wherein the organization operates. The list includes luggage dispatch up to the final destination, more agile connections and the comfort of more than 970 VIP lounges. Another benefit for our customers is the integration of TAM Fidelidade to the frequent flyer programs of all the alliance member companies.

The positive international scenario, added by our strategy of investing in the segment, resulted into an excellent period for our international activities. In 2010, the demand of Brazilians’ travels abroad increased, leveraged by the appreciation of the Real against the Dollar and the Euro. In the opposite direction, the foreigners’ seek for destinations in Brazil has also been kept strong, leveraged by recovery of the world economy. We have launched five international routes: Frankfurt and London, departing from Rio de Janeiro; Miami, departing from Brasília and Belo Horizonte; and São Paulo-Bogota, a city where we still didn’t have direct flights.

We have registered, throughout the year, successive historical records in our international load factors, compared to the corresponding periods of the previous year. In 2010, we have reached the record of 79.6% in occupancy rate in the international flights. The average domestic load factor was 67.6% last year, according to the data disclosed by the Brazilian National Civil Aviation Agency (ANAC).

As part of our international expansion process, we have celebrated new codeshare agreements with Continental Airlines (in June), ANA (in October) and US Airways (in November), and enlarged the already existing partnerships with Lufthansa and Swiss. In May, we also began 16 new FFP (Frequent Flyer Program) agreements, further to the 11 that were already in operation, thus increasing even more the benefits offered to the TAM Fidelidade program clients. In the domestic market, we have expanded our codeshare agreement with the regional company TRIP (in January), starting to offer three new national destinations to our customers.

Our market share in 2010 was 42.8% in the domestic market and 87.6% in the international market operated by Brazilian airline companies. We transported 34.5 million passengers in the period. We ended the year with 151 aircraft, a record in Brazilian aviation, since no other airline in the country reached this size of passenger’s fleet. For the fourth time, we renewed our international certification IOSA (IATA Operational Safety Audit), the most comprehensive and best accepted international certificate of operational safety in the civil aviation.

In 2010 we observed a modification in the passenger’s profile, with the migration of travelers from buses to the airlines, especially on travels above 800 kilometers Another important factor for the market increase was the Brazilian economy’s strengthening in the past recent years, which increased the country’s power of consumption. We believe that a great part of our sector’s growth for the years to come will be generated by Brazilian citizens from emerging classes, who will fly for the first time.

Considering such perspective, we launched, in August, our retail project, based on studies that show the strategic relevance of the leisure passengers. To attract this new passengers, we developed actions in three fronts: communication (advertising campaign with the singer Ivete Sangalo, and other actions); sales channels (where our partnership with Casas Bahia has an important role), and payment channels (today we are the airline that offers more choices of payment). We offer quality services at competitive prices and we want to show that TAM is for everyone. This principle is fully aligned with our Mission: “To be the favorite airline company, with joy, creativity, respect and responsibility”. With the new project, the campaign’s new signature was also launched “You will go. And will go with TAM".

We have experienced major organizational changes last year, following our commitment to improve corporate governance and create a large multibusiness corporation focused on air operations. In March, my appointment for CEO of TAM S.A. holding was announced, with responsibility for the development of the group’s ancillary businesses and its institutional relationship. Líbano Miranda Barroso kept the title of CEO of TAM Linhas Aéreas, in charge of airline operations, which include TAM Linhas Aéreas, TAM Airlines (established in Assunção, Paraguay), Pantanal Linhas Aéreas and TAM Viagens; and continued to hold the title of Investors Relations Directors of TAM S.A. In May, Eduardo Gouveia took over as president of Multiplus S.A.

One of our year highlights also came from TAM Viagens, which made a decisive step towards its growth, starting to implement a new business model, based on the franchise system. The project arose from the need to promote sustainable growth of the retail shops chain, increase the sales and optimize costs, besides standardizing the high level of services. We expect to reach 200 retail shops until the end of 2011 and increase our revenue considerably. In other action in tune with the increasing consumption power of emerging classes, we have signed an agreement with Caixa Economica Federal to finance tourist packages to customers whether or not account holders, directly in TAM Viagens stores in up to 24 installments.

Created in June, 2009, as a business unit, Multiplus became an independent company in October of that year and, in February, 2010 opened its capital in the BM&FBOVESPA, the São Paulo Stock Exchange. Since the IPO, the Multiplus’ stocks basically duplicated their value. Today, the company gathers approximately 150 partners of which 14 are coalition partners and the others are accrual partners, benefiting more than 8 million customers. In 2010, seven companies were included into the coalition’s partners group. In August, Multiplus implemented its new technologic platform, Siebel Loyalty, through which it now manages its operations and also the loyalty programs of partner companies interested in outsourcing the operation of their frequent customers relationship programs, similar to what happened to TAM Fidelidade. Multiplus ended 2010 with R$ 1.1 billion revenue and R$ 118.4 million profit.

In 2010, we continued to explore the potential growth of Pantanal Linhas Aéreas, which acquisition by TAM S.A. was approved in March by ANAC (Brazilian National Civil Aviation Agency). We reformulated and enlarged the company’s airline network, increasing from seven to twenty the cities served by the end of the year. In August, Pantanal’s brand was renewed and launched an exclusive modern identity seeking connection with TAM group. In December, the Pantanal’s flights started to be eligible to accrue Multiplus points in TAM Fidelidade program.

In 2010, TAM’s Technological Center, our MRO (Maintenance, Repair and Overhaul) unit, conquered new certificates from the aeronautic authorities from Canada (in August), Argentina, Ecuador and the Netherlands Antilles (all in March) to perform maintenance services in aircraft enrolled in those countries and their components. In July, we have been certified by the Brazilian National Civil Aviation Agency (ANAC) to perform heavy maintenance services in ATR-42 aircraft, which enabled us to fully assume the Pantanal’s aircraft maintenance. Furthermore, our certification was renewed by the aeronautical authority of the United States, the Federal Aviation Administration (FAA), to perform maintenance of aircraft enrolled in that country, which enlarges the range of services offered by the MRO.

As a reflection of our maintenance center’s specialization, last year, the MRO registered 7% increase in aircraft service, reaching 131 checks, which demanded 436,016 hours of work, 16% more than 2009. In December, our Technologic Center performed, for the first time, simultaneous maintenance in five aircraft from clients: the Presidential Aircraft, Airbus ACJ (Airbus Corporate Jetliner); two Fokker 100 (one from Avianca and another one from the Dutch Antilles Express (DAE) from the Netherlands Antilles); one ATR 42 from TRIP Linhas Aéreas; and one A319 from LAN. This is another evidence that our premises are fully qualified to perform maintenance services both to our company and to other companies.

We have also experienced an exceptional year for TAM Cargo, our cargo unit, with 18.8% increase in revenue, compared to the 2009 result. Also, in the same period, we have recorded 28% growth in the total weight of the cargo transported in the domestic and international markets. Beside that, we have enlarged our infrastructure even more, starting to operate the domestic cargo terminal in Petrolina (PE), in November. With that, we have started to offer another option to send and receive cargo in Pernambuco and in the Northeast, a strategic region for our business. Another highlight was the introduction of the Big Box, an innovative packaging specially developed for transportation of parcels. The product enlarges our operational excellence level in airline cargo, improves ergonomics of operation, providing benefits for the employees and contributing to control costs.

TAM Airlines, our Paraguay-based subsidiary, reached, last year, the record of sales and passengers traffic in that country, with 63% of the market share and a major growth in the load factor, reaching 73%, against the 65% recorded in the previous year. That result was favored by the introduction of products and services, like the charters to Florianópolis during the 2010/2011 summer season; the launching of daily frequency between Assunção and the Jorge Newberry Airport (Aeroparque) in Buenos Aires, with continuity to Rio de Janeiro; and another frequency to São Paulo via Ezeiza. Other highlights of the company were its entrance in the Star Alliance, together with TAM Linhas Aéreas, and the sponsoring of the Bicentennial of Paraguay’s Independence.

The year of 2010 was also marked by natural events that affected our operations, like the earthquake in Chile (in February), the volcano eruption in Iceland (in April) and the snowstorms in the United States (in December). Faced with such contingencies, we were dedicated to offer the best assistance to our customers. Those efforts – mainly from the Operations teams, the airport teams and the crew, to whom I present my appreciation – were rewarded by numberless manifestation of acknowledgment from our passengers, evidencing the power of our “Spirit of Serving”, mainly at the difficult moments.

Our commitment with the excellence was recognized in some of the prizes we have gladly received. We have lead the Transportation ranking on the 37th edition of the Best and Largest of Exame magazine. We were also the airline company most recalled by the Brazilians in the Folha Top of Mind and the most admired airline company in the survey of Carta Capital magazine. In addition, we have been elected the best Brazilian airline company by the readers of the Viagem e Turismo magazine, from Editora Abril and chosen as the preferred brand of the Rio de Janeiro dwellers in the “Airline Companies” category, on a survey requested by O Globo newspaper. Finally, according to the Interbrand 2010 Ranking, we are ranked in the 17th position among the 25 most valuable brands in the country, the highest rank in the airline transportation sector.

Internationally, we have been acknowledged as the best Executive Class in South America by the Business Traveler magazine; best airline company between the United Kingdom and South America in the Travel Agents Choice Awards; and best onboard magazine of the world (TAM Nas Nuvens) in the Passenger Choice Awards. For the second consecutive time, we have been granted, by the Airfinance Journal the Latin America Deal of the Year 2009 award for our operation of issuing US$ 300 million in bonuses, announced in October, 2009. Also, for the second year in a row, we have been recognized as the best company in Latin America in administration of aviation fuel in the 14th edition of the Armbrust Awards, from the Armbrust Aviation Group. We have also been awarded, for the third year in a row, the Aircraft Leasing Deal of The Year, promoted by the Jane´s Transport magazine, for being the Latin American airline company with the most favorable economic conditions to finance three A319 aircraft, contracted last year with Airbus by an operational leasing. The transaction was also recognized as the most innovative of the year by the same publication.

The innovation was also one of the hallmarks of our performance in 2010. In November, we made the first experimental flight in Latin America using aviation biofuel produced from Jatropha oil, made out of Brazilian raw material. Our trial flight, made with an A320 aircraft, has flown the Brazilian air space for 45 minutes and we had a great performance, also reducing fuel consumption. We study, in the long term, gradual replacement of kerosene from petroleum currently used for the new bio-kerosene. That will allow us to have a positive impact on carbon emissions reduction.

In October, we took another pioneer step for the Brazilian commercial aviation: we started to offer, in partnership with On Air, a system that allows passengers to use their mobile phones during the flight for voice and data transmission (internet and text messages). We are the first company in the Americas to offer the service, initially available in some routes. This year, we will enlarge the offer, implementing the system in 26 other aircraft of our fleet. Another important action using new technologies was the launching, in September, of the first check-in by the mobile phone in South America. We have implemented a pilot project in the airports of Ribeirão Preto and São José do Rio Preto, in São Paulo State, which enables passengers to check-in totally free from paper, waiving the need to print the boarding pass.

While we implement innovations in several fronts, we still preserve our past. We believe that our culture, summarized by the “Spirit of serving”, is what will lead us to the future. With that view, in June, last year, we have reopened the TAM Museum, in São Carlos, São Paulo State countryside, an enterprise that makes us really proud. Now, the museum is more interactive, also counting with best infrastructure to offer more comfort to the visitors. The TAM Museum is dedicated to preserving, for the future generations, the history of aviation. We like to say that the Museum is the realization of our Passion to Fly and Serve. But the important is that it is not just kept in there. It is present in everything we do and in our commitment with the safety and quality, which we renew in this new period of 2011.

Marco Antonio Bologna

CEO

TAM S.A.

Mandatory Minimum Dividend

Based on the net income of R$637.4 million, we calculated the dividends in compliance with the mandatory minimum dividend of 25%, reaching R$ 151.4 million for the year of 2010, corresponding to R$ 1.00 per share. Based on the price per share of R$ 34.55 (on February 24, 2011), our dividend yield is 2.9%.

(In millions of Reais, except when indicated otherwise)	Jan-Dec 2010

Net income	637,4
Legal Reserve	(31,9)
Profit to be distributed	605,5
Minimum Mandatory Dividends	151,4
Number of shares[1] (in million of shares)	151,2
Share Price[2] (R$)	34,55
Dividends per share (R$)	1,00
Dividend yield[3] (%)	2,9%
Earnings per share[4] (R$)	4,2

[1] Weighted average number of shares outstanding
[2] Share price in 2011, February 24, share of R$ 34.55
[3] The Dividend Yield is calculated using 2011, February 24, share price of R$ 34.55
[4] Earnings per share proposed consider treasury shares of December 31, 2010

LATAM

In August 13, we have announced, together with LAN, the intention to combine the two holdings into one single controlling entity. After that we entered in a due diligence period, which was completed in September. No matter that could put at risk the agreement was identified. On October 20 we presented to ANAC, the Brazilian aviation authority, the final transaction’s structure. On January 18, 2011, we signed the binding agreement that include an Implementation Agreement and an Exchange Offer Agreement (the “Executed Contracts”) that contain the definitive terms and conditions of the proposed business combination of LAN and TAM.

As next steps, we have: (i) Regulatory Approvals, including ANAC, Brazilian Exchange Comission (CVM), and their counterparties in Chile and the United States and the antitrust authorities including Chile, Brazil, Spain, Germany, Italy and Argentina; (ii) TAM and LAN shareholders meeting; and (iii) exchange offer and closing. TAM shareholders will be offered 0.9 LATAM shares.

Market

	4Q10	4Q09	4Q10 vs 4Q09	3Q10	4Q10 vs 3Q10	Jan-Dec 2010	Jan-Dec 2009	Variation
Domestic Market
Industry
ASK (million)	27,327	23,158	18.0%	25,759	6.1%	102,030	86,471	18.0%
RPK (million)	19,427	16,435	18.2%	18,440	5.4%	70,210	56,864	23.5%
Load Factor (%)	71.1	71.0	0.1 p.p.	71.6	-0.5 p.p.	68.8	65.8	3.1 p.p.

International Market
Industry
ASK (million)	8,065	7,100	13.6%	8,421	-4.2%	30,768	28,228	9.0%
RPK (million)	6,336	5,234	21.0%	6,845	-7.4%	23,500	19,522	20.4%
Load Factor (%)	78.6	73.7	4.8 p.p.	81.3	-2.7 p.p.	76.4	69.2	7.2 p.p.

Domestic Market

The domestic market presented a supply growth (in ASKs) of 18.0%, when comparing the 4Q10 to 4Q09 and 18.2% growth in demand (in RPKs) in the same period. Due to these factors, the load factor of the industry had a slightly increase of 0.1 percentage point to 71.1% in 4Q10 versus 71.0% in 4Q09.

In terms of demand, the fourth quarter is seasonally the second strongest of the year, because combine business passenger of the months of October and November with the high season for leisure passenger in the mouths of November and December.

International Market

The international market presented an increase in supply (in ASKs) by 13.6% comparing the 4Q10 with 4Q09, and a 21,0% growth in demand (in RPKs) comparing with the same period. These factors led to an increase in the load factor by 4.8 percentage points, from 73.7% to 78.6%, in 4Q09 and 4Q10, respectively.

In the fourth quarter, the demand of passengers traveling between Brazil and abroad remained strong and consistent, encouraged by the appreciation of the real, reflecting a higher load factor. Another important factor is the strengthening of Brazil as a global potency stimulating the flow of business passengers.

Financial Results

In the tables below all the values shown are in conformity with international accounting principles, IFRS and were originally calculated in real and are stated in millions and cents. Therefore, (i) the results of the sum and division of some figures in the tables may not correspond to the totals shown in the same due to rounding; (ii) the outcome of the percentage changes may diverge demonstrated.

In December 31, we elected to change the accounting policy related to the recognition of flight equipment’s revaluation. Such change in accounting policy has effects on the consolidated financial statements prepared in accordance with IFRS previously issued for the years ended December 31, 2009 and 2008, thus the information presented below include the adjustments in the accounting practices described. This change has impacts (i) in the income statement, along the lines of depreciation and amortization, gains and losses on revaluation of aircraft, income tax and social contribution, and net income; (ii) in the balance sheet along the lines property, plant and equipment, deferred income tax and social contribution asset, revaluation reserve and accumulated deficit.

Main Financial and Operational Indicators

(In Reais, except when indicated otherwise)	4Q10	4Q09	4Q10 vs 4Q09	3Q10	4Q10 vs 3Q10	Jan-Dec 2010	Jan-Dec 2010	Variation
Operational Revenue (million)	3,224.6	2,497.0	29.1%	2,938.8	9.7%	11,378.7	9,765.5	16.5%
Total Operating Expenses (million)	3,006.4	2,402.4	25.1%	2,258.2	33.1%	10,401.7	9,555.6	8.9%
Adjusted Operational Revenue (million)	3,224.6	2,497.0	29.1%	2,898.9	11.2%	11,338.8	9,765.5	16.1%
Adjusted Total Operating Expenses (million)	3,006.4	2,402.4	25.1%	2,623.0	14.6%	10,766.5	9,555.6	12.7%
EBIT (million)	218.2	94.5	130.8%	680.6	-67.9%	977.0	209.9	365.5%
EBIT Margin %	6.8	3.8	3.0 p.p.	23.2	-16.4 p.p.	8.6	2.1	6.4 p.p.
Adjusted EBIT (million)	218.2	94.5	130.8%	275.9	-20.9%	572.3	209.9	172.7%
Adjusted EBIT Margin %	6.8	3.8	3.0 p.p.	9.5	-2.8 p.p.	5.0	2.1	2.9 p.p.
EBITDA (million)	394.4	261.9	50.6%	857.5	-54.0%	1,676.8	812.3	106.4%
EBITDA Margin %	12.2	10.5	1.7 p.p.	29.2	-16.9 p.p.	14.7	8.3	6.4 p.p.
Adjusted EBITDA (million)	394.4	261.9	50.6%	452.7	-12.9%	1,272.0	812.3	56.6%
Adjusted EBITDA Margin %	12.2	10.5	1.7 p.p.	15.6	-3.4 p.p.	11.2	8.3	2.9 p.p.
EBITDAR (million)	507.0	373.3	35.8%	975.2	-48.0%	2,147.8	1,362.0	57.7%
EBITDAR Margin %	15.7	15.0	0.8 p.p.	33.2	-17.5 p.p.	18.9	13.9	4.9 p.p.
Adjusted EBITDAR (million)	507.0	373.3	35.8%	570.4	-11.1%	1,743.0	1,362.0	28.0%
Adjusted EBITDAR Margin %	15.7	15.0	0.8 p.p.	19.7	-0.2 p.p.	15.4	13.9	1.4 p.p.
Net Income (million)	150.6	139.6	7.9%	733.5	-79.5%	637.4	1,246.8	-48.9%
Adjusted Net Income (million)	150.6	139.6	7.9%	294.0	-48.8%	197.9	1,246.8	-84.1%
Earnings per share (reais)	1.0	0.9	3.9%	4.9	-80.2%	4.1	8.3	-50.8%
Earnings per share adjusted (reais)	1.0	0.9	3.9%	2.0	-50.6%	1.3	8.3	-84.7%
Total RASK (cents)1	16.9	14.9	13.4%	16.0		15.9	15.1
Domestic RASK (cents)	12.7	13.3	-4.4%	12.7		12.6	13.3
Adjusted Total RASK (cents)[1]	16.9	14.9	13.4%	15.7	7.4%	15.9	15.1	5.1%
Adjusted Domestic RASK (cents)	12.7	13.3	-4.4%	12.4	2.3%	12.6	13.3	-5.4%
International RASK (cents)	11.6	9.8	18.2%	12.6	-8.1%	11.9	10.3	15.4%
International RASK (USD cents)	6.8	5.6	21.1%	7.2	-5.3%	6.8	5.2	31.0%
Total Yield (cents)[1]	24.0	21.7	10.5%	21.8	10.1%	22.9	23.0	-0.1%
Domestic Yield (cents)	19.2	20.4	-5.8%	18.6	3.5%	19.8	21.6	-8.4%
International Yield (cents)	14.5	13.0	11.8%	15.2	-4.6%	15.1	14.3	5.8%
International Yield (USD cents)	8.5	7.5	14.5%	8.7	-2.3%	8.6	7.1	20.1%
Load Factor %	73.3	71.4	1.9 p.p.	75.2	-1.9 p.p.	71.9	68.2	3.7 p.p.
Domestic Load Factor %	69.3	68.8	0.5 p.p.	70.3	-1.0 p.p.	67.5	65.4	2.1 p.p.
International Load Factor %	79.9	75.5	4.3 p.p.	82.7	-2.9 p.p.	79.0	72.4	6.6 p.p.
CASK (cents)	15.8	14.3	9.9%	12.3	28.6%	14.5	14.8	-1.5%
CASK excluding fuel (cents)	10.9	10.0	8.5%	7.5	44.7%	9.7	10.5	-7.7%
Adjusted CASK (cents)	15.8	14.3	9.9%	14.2	10.7%	15.1	14.8	2.0%
Adjusted CASK excluding fuel (cents)	10.9	10.0	8.5%	9.5	14.5%	10.2	10.5	-2.9%
CASK USD (cents)	9.3	8.3	12.6%	7.0	32.6%	8.3	7.4	15.7%
CASK USD excluding fuel (cents)	6.4	5.8	11.1%	4.3	49.2%	5.5	5.3	10.2%
Adjusted CASK USD (cents)	9.3	8.3	12.6%	8.1	14.1%	8.6	7.4	15.7%
Adjusted CASK USD excluding fuel (cents)	6.4	5.8	11.1%	5.4	18.0%	5.8	5.3	10.2%

Note 1: RASK is net of taxes and Yield is gross of taxes

Note 2: In 3Q10 and 2010, adjusted values excluding the effect of the additional tariff reversal

    1 Includes revenues from passengers, cargo and others

Income Statement

(In millions of Reais)	4Q10	4Q09	4Q10 vs 4Q09	3Q10	4Q10 vs 3Q10	Jan-Dec 2010	Jan-Dec 2009	Variation
Operational Revenue	3,349.7	2,594.5	29.1%	3,014.5	11.1%	11,798.8	10,139.1	16.4%
Pax Revenue	2,413.7	2,072.5	16.5%	2,369.0	1.9%	9,155.4	8,152.6	12.3%
Domestic	1,580.6	1,432.8	10.3%	1,465.7	7.8%	5,870.9	5,468.6	7.4%
International	833.2	639.8	30.2%	903.4	-7.8%	3,284.5	2,684.0	22.4%
Cargo	295.8	275.0	7.6%	276.2	7.1%	1,112.7	936.3	18.8%
Domestic	139.8	125.4	11.5%	128.3	8.9%	510.8	447.0	14.3%
International	156.0	149.6	4.3%	147.8	5.6%	601.9	489.3	23.0%
Other operating revenue	640.1	247.0	159.2%	369.3	73.3%	1,530.7	1,050.2	45.8%
Loyalty Program (TAM)	80.2	113.7	-29.4%	58.6	37.0%	381.5	539.0	-29.2%
Loyalty Program (Multiplus)	220.1	0.0	-	141.1	56.0%	444.9	0.0	-
Travel and tourism agencies	19.8	12.8	54.9%	14.3	38.1%	61.5	59.6	3.2%
Others (includes Multiplus and expired tickets)	320.0	120.6	165.4%	155.3	106.1%	642.8	451.6	42.3%
Sales deductions and taxes	(125.1)	(97.5)	28.2%	(75.7)	65.2%	(420.1)	(373.6)	12.4%
Net Operational Revenue	3,224.6	2,497.0	29.1%	2,938.8	9.7%	11,378.7	9,765.5	16.5%

Operational Expenses
Fuel	(934.3)	(724.9)	28.9%	(875.1)	6.8%	(3,451.2)	(2,741.3)	25.9%
Marketing and related expenses	(290.3)	(251.8)	15.3%	(231.6)	25.3%	(959.8)	(854.7)	12.3%
Leasing of aircraft, engines and equipment under operating leases	(112.7)	(111.4)	1.1%	(117.7)	-4.3%	(471.0)	(549.8)	-14.3%
Personnel	(678.4)	(472.1)	43.7%	(577.1)	17.5%	(2,328.4)	(1,985.2)	17.3%
Maintenance and reviews (excluding personnel)	(153.1)	(102.0)	50.1%	(132.8)	15.3%	(612.3)	(640.4)	-4.4%
Third party services	(191.3)	(222.5)	-14.0%	(193.6)	-1.2%	(773.3)	(787.6)	-1.8%
Landing, take-off and navigation charges	(172.6)	(141.4)	22.1%	(150.4)	14.8%	(609.4)	(585.9)	4.0%
Depreciation and amortization	(176.2)	(167.4)	5.2%	(176.9)	-0.4%	(699.8)	(602.4)	16.2%
Aircraft insurance	(12.6)	(16.0)	-21.4%	(13.1)	-4.0%	(52.0)	(63.7)	-18.4%
Reversal of additional tariff	0.0	0.0	-	364.9	-	364.9	0.0	-
Other	(285.1)	(192.9)	47.8%	(154.8)	84.2%	(809.3)	(744.8)	8.7%
Total of operational expenses	(3,006.4)	(2,402.4)	25.1%	(2,258.2)	33.1%	(10,401.7)	(9,555.6)	8.9%

EBIT	218.2	94.5	130.8%	680.6	-67.9%	977.0	209.9	365.5%
Movements in fair value of fuel derivatives	91.4	65.2	40.3%	12.7	618.0%	36.6	316.9	-88.5%

Operating Profit (loss)	309.6	159.7	93.9%	693.3	-55.3%	1,013.6	526.7	92.4%
Financial income	252.9	250.2	1.1%	652.2	-61.2%	1,774	2,413	-26.5%
Financial expense	(278.1)	(222.0)	25.3%	(207.4)	-34.1%	(1,672)	(1,041)	60.6%
Income (loss) before income tax and social contribution	284.4	187.9	51.4%	1,138.1	-75.0%	1,116.0	1,898.0	-41.2%
Income tax and social contribution	(122.3)	(48.1)	154.1%	(392.7)	68.9%	(447.1)	(649.5)	-31.2%
Income (loss) before non-controlling interest	162.2	139.8	16.0%	745.5	-78.2%	668.9	1,248.5	-46.4%
Non-controlling interest	(11.6)	(0.2)	5,234.3%	(12.0)	-0,002.8%	(31.5)	(1.7)	1,774.5%

Net Income	150.6	139.6	7.9%	733.5	-79.5%	637.4	1,246.8	-48.9%

Main Revenue and Expenses per ASK

(In Reais cents per ASK)	4Q10	4Q09	4Q10 vs 4Q09	3Q10	4Q10 vs 3Q10	Jan-Dec 2010	Jan-Dec 2009	Variation
Operational Revenue	17.6	15.5	13.4%	16.4	7.3%	16.5	15.7	5.3%
Pax Revenue	12.7	12.4	2.3%	12.9	-1.6%	12.8	12.6	1.6%
Cargo	1.6	1.6	-5.5%	1.5	3.4%	1.6	1.4	7.5%
Other operating sales and/or services revenue	3.4	1.5	127.6%	2.0	67.4%	2.1	1.6	31.9%
Sales deductions and taxes*	(0.7)	(0.6)	12.6%	(0.6)	4.5%	(0.6)	(0.6)	11.4%
Net Operational Revenue (RASK)*	16.9	14.9	13.4%	15.7	7.4%	15.9	15.1	5.1%

Operational Expenses
Fuel	(4.9)	(4.3)	13.2%	(4.8)	3.1%	(4.8)	(4.2)	13.9%
Selling and marketing expenses	(1.5)	(1.5)	1.3%	(1.3)	21.1%	(1.3)	(1.3)	1.6%
Aircraft, engine and equipment leasing	(0.6)	(0.7)	-11.2%	(0.6)	-7.5%	(0.7)	(0.8)	-22.5%
Personnel	(3.6)	(2.8)	26.2%	(3.1)	13.5%	(3.3)	(3.1)	6.1%
Maintenance and reviews (except personnel)	(0.8)	(0.6)	31.8%	(0.7)	11.3%	(0.9)	(1.0)	-13.5%
Outsourced services	(1.0)	(1.3)	-24.5%	(1.1)	-4.5%	(1.1)	(1.2)	-11.1%
Landing, take-off and navigation charges	(0.9)	(0.8)	7.2%	(0.8)	10.8%	(0.9)	(0.9)	-5.9%
Depreciation and amortization	(0.9)	(1.0)	-7.6%	(0.9)	1.9%	(1.0)	(0.9)	5.1%
Aircraft insurance	(0.1)	(0.1)	-31.0%	(0.1)	-7.3%	(0.1)	(0.1)	-26.1%
Other*	(1.5)	(1.2)	29.8%	(0.8)	77.8%	(1.1)	(1.2)	-1.7%
Total of operational expenses (CASK)*	(15.8)	(14.3)	9.9%	(14.2)	11.1%	(15.1)	(14.8)	2.0%

Spread (RASK - CASK)	1.1	0.6	102.7%	1.6	-26.3%	0.8	0.3	146.7%

* Adjusted values excluding the effect of the additional tariff reversion for 3Q10 and 2010

Management Report

Gross Revenue

Increase of 29,1% in 4Q10 compared to 4Q09, reaching R$ 3,349.7 million, due to:

Domestic Revenue

Increase of 10.3% to R$ 1,580.6 million due to the increase in demand in RPKs by 17.1%, partially offset by the reduction of 5.8% in the yield. Our supply in ASKs increased 16.2%, driving our load factor to grow 0.5 percentage point to 69.3%. As a result of these factors, our RASK reduced by 4.4% to R$ 12.7 cents. The yield reduction in the domestic market reflects the dilution caused by: (i) an increase of 4.4% in the stage length; (ii) high volume of passengers using the TAM Fidelidade loyalty program reward tickets; and (iii) high volume of leisure passengers flying in off-peak hours and buying tickets in advance. The increase in load factors and leisure passengers flying shows the success of our retail campaign started in August, anticipating a change in the profile of domestic passenger that should become increasingly relevant.

International Revenue

Increase of 30.2% to R$ 833.2 million due to an increase in yield in dollar by 14.5%, while the yield in reais raised 11.8%. The increase of demand by 16.5%, combined to 10.2% in supply, raised our load factor rates by 4.3 percentage points to 79.9% in the quarter and 79.0% in the year, the highest load factor ever recorded. As a result our RASK in dollars raised 21.1%, while in reais the increase was of 18.2%.

Cargo Revenue

Increase of 7.6% to R$ 295.8 million as a result of an increase of 11.5% in domestic revenues combined with the growth of 4.3% in international revenue, despite the appreciation of the real by 2.4%, when comparing the average of the years. In 2010, we recorded a growth of 28% of the total weight of cargo carried in both domestic and international markets when compared to 2009.

Other Revenues

Increase of 159.2% reaching R$ 640.1 million, mainly due to the creation of Multiplus SA, generating a revenue of R$ 220.1 million of redemptions of points, and increase of 165.4% in the line of other revenues including expired tickets.

Operational expenses

Increase of 25.1%, to R$ 3,006.4 million in 4Q10 compared to 4Q09. The increase is mainly due to fuel, personnel, depreciation and amortization and maintenance and repair. CASK increased by 12.3% to R$ 15.8 cents and adjusted CASK excluding fuel expenses increased by 11.9% to R$ 10.9 cents.

Fuel

Increase of 28.9% to R$ 934.3 million, mainly by the increase on the average cost per litter by 12.7%, reflecting the 12.0% increase in the average price of WTI (West Texas Intermediate) for the quarter comparing with the same period last year. The volume of fuel consumed grew by 14.3% due to an increase of 13.2% in the number of flown hours and 1.9 percentage points in the load factors, which raises carried weight. The increase was partially offset by an increase of 4.4% in the stage length and by the appreciation of the real by 2.4% in the same period. Per ASK increased by 13.2%.

In November 2010 we created a Fuel Conservation committee. This is a multidisciplinary committee that serves to identify, propose, implement, measure and sustain actions that bring benefits in relation to fuel consumption, therefore reducing our costs and our emissions of greenhouse gases, as carbon dioxide (CO2).

Sales and marketing

Increase of 15.3% to R$ 290.3 million, representing 9.0% of the net revenues, a decreased from 10.1% in 4Q09, due to cost optimization, mainly related to marketing expenses, since these expenses increased proportionally less than our revenues. Per ASK increased by 1.3%. The increase in marketing expenses is related to our new retail campaign, launched in August this year that include selling tickets at Casas Bahia, new products, advertising campaign with the singer Ivete Sangalo and other actions. The campaign's success can be seen in our load factor of the domestic market.

Aircraft, engine and equipment leasing

Increase of 1.1% to R$ 112.7 million, mainly due to the increase of one aircraft classified as operational lease (excluding the ATR-42), partially offset by the appreciation of the real by 2.4% in the average of the quarter comparing with the same period 2009. Per ASK decreased by 11.2%.

Personnel

Increase of 43.7% to R$ 678.4 million, due to the adjustment of wages by 6,5% in the end of 2009, to 16.1% increase in headcount in the period and due to an increase in our profit sharing program, because of higher EBIT margins. We increased mainly ground airport employees and flight crew to ensure continued high levels of service provided and customer satisfaction. Per ASK decreased by 26.2%.

Maintenance and repair (except personnel)

Increase of 50.1% to R$ 153.1 million, mainly due to an increase in our fleet by 14 aircraft (excluding ATR-42), increase of total flown hours by 13.2% and the concentration of services in the period, because if we look at the consolidated figures for 2010 compared to 2009, we present a reduction of 4.4%. The increase in the quarter was partially offset by the appreciation of the real by 2.4% in the average of the quarter comparing with the same period 2009 and by an increase of 4.4% in the stage length. Per ASK increased by 31.8%.

Third party services

Reduction of 14.0% to R$ 191.3 million, reflecting economies of scale, results of our internal efforts to reduce costs. The main reductions are related to consultants’ fees and services related to IT. Per ASK decreased by 24.5%.

Landing, take-off and navigation charges

Increase of 22.1% to R$ 172.6 million, due to 8.8% increase in the number of landings and 13.6% increase in kilometers flown in the quarter, besides to our expansion in international markets, where prices are higher. The increase was partially offset by the appreciation of the real by 2.4% on the average of the quarter comparing with the same period of 2009 impacting international flights tariffs. Per ASK decreased by 7.2%.

Depreciation and amortization

Increase of 5.4% to R$ 176.2 million, mainly due to the increase of 13 new aircraft classified as capital leases. It was partially offset by the appreciation of the real by 2.4% Per ASK increased by 34.0%. In December 31, we elected to change the accounting policy related to the recognition of flight equipment’s revaluation, directly impacting the line of depreciation. Such change in accounting policy has effects on the consolidated financial statements prepared in accordance with IFRS previously issued for the year ended December 31, 2009.

Aircraft insurance

Decrease of 21.4% to R$ 12.6 million, mainly due to improved conditions contracted in 2010 compared to 2009 and the appreciation of the real by 2.4% on the average of the quarter comparing with the same period of 2009. This reduction was partially offset by an increase of 14 aircraft in our fleet (excluding ATR-42), the growth of 12.2% in the number of passengers and by an increase of 8.8% in the number of landings. The amount remained roughly even with the sequentially previous quarter. Per ASK decreased by 31.0%.

Other

Increase of 47.7% to R$ 285.1 million, mainly due to costs related to the increase in our operations and the increase of transported passengers. Besides that, we had one-time expenditures such as administrative and general costs due to the incorporation of Pantanal; the launch of new international routes, starting from Brasilia and Belo Horizonte to Miami; the creation of a new base in Bogota to attend the flight between this city and São Paulo; and related to the due diligence period with LAN. Per ASK increased by 29.7%.

Movements in fair value of fuel derivatives

Revenue of R$ 91.4 million in 4Q10 against R$ 65.2 million in 4Q09. The details are available below in the section: Financial result and fuel derivatives.

Net Financial Result

Financial expenditure of R$ 25.4 million in 4Q10 against an income of R$ 28.2 million in 4Q09. The details are available below in the section: Financial result and fuel derivatives.

Net income

Net income of R$ 149.1 million due to the above explained, which represented a margin of 4.6% in the 4Q10, versus a margin of 6.0% in the 4Q09.

EBIT

Our EBIT margin reached 6.8% to R$ 218.2 million in the 4Q10, representing an increase of 0.9 percentage points compared to 4Q09, as a consequence of the increase of 29.1% on net revenue and 27.9% on operational expenses.

EBITDAR

The EBITDAR margin reached 15.7% to R$ 507.0 million in 4Q10, representing a margin increase of 0.8 percentage points compared to 4Q09, mainly due to all the factors described above about revenues and expenses.

Finance result and fuel derivatives

(In millions of Reais)	4Q10	4Q09	4Q10 vs 4Q09	3Q10	4Q10 vs 3Q10	Jan-Dec 2010	Jan-Dec 2009	Variation

Finance income
Interest income from financial investments	37.7	24.6	53.3%	36.9	2.2%	136.7	82.1	66.5%
Exchange gains	209.1	225.9	-7.4%	432.8	-51.7%	1,439.7	2,303.7	-37.5%
Financial instrument gains – WTI
Unrealized	95.9	116.0	-17.3%	51.5	86.2%	207.2	908.2	-77.2%
Other	6.1	4.8	27.1%	182.5	-96.7%	198.1	26.8	639.2%
Total	348.8	371.3	-6.1%	703.7	-50.4%	1,981.7	3,320.8	-40.3%

Finance expenses
Exchange losses	(131.1)	(212.4)	-38.3%	(108.8)	20.5%	(1,196.6)	(582.2)	105.5%
Interest expense	(121.6)	(9.8)	1140.8%	(87.6)	38.8%	(416.4)	(421.9)	-1.3%
Financial instrument losses – WTI
Realized	(4.3)	(50.7)	-91.5%	(38.8)	-88.9%	(170.6)	(591.2)	-71.1%
Unrealized	-	-	-	-	-	-	-	-
Other	(25.7)	(4.8)	435.4%	(11.0)	133.6%	(59.1)	(37.4)	58.0%
Total	(282.7)	(277.7)	1.8%	(246.2)	14.8%	(1,842.7)	(1,632.7)	12.9%

Net finance result	66.1	93.6	-29.4%	457.5	-85.6%	139.0	1,688.1	-91.8%

Interest income from financial investments

We ended the 4Q10 approximately with R$ 2.4 billion in cash, cash equivalents and investments. The interest income from this investments represented R$ 37.7 million in 4Q10 compared to revenues of R$ 24.6 in 4Q09. This increase is mainly due to an increase of R$352.7million in cash comparing the 4Q10 to 4Q09.

Exchange gains and losses

The exchange rate from R$ 1.69 in the end of 3Q10 to R$ 1.67 in the end of 4Q10, mainly over the capital leases totalized a net revenue of R$ 87.5 million compared to a net revenue of R$ 216.1 in 4Q09.

 Interest expenses

Our total interest expenses recorded R$ 121.6 million, related to capital leases and to interests paid from our debentures, bonds and other loans issues.

 Financial instrument gains and losses – WTI

We ended the 4Q10 with an unrealized net gain on financial instruments of R$ 95,9 million due to mark to market of our fuel hedge positions, where the WTI increased from US$ 80.0 per barrel in the end of 3Q10 to US$ 91.4 per barrel in the end of the 4Q10. The realized loss on financial instruments of 4Q10 amounted R$ 4.3 million due to the variation in the price of WTI compared to average strike prices.

Cash Flow

(In millions of Reais)	4Q10	4Q09	4Q10 vs 4Q09	Jan-Dec 2010	Jan-Dec 2009	Variation

Increase (decrease) in net cash from activities:

Operating	227.0	238.4	-4.8%	636.8	191.1	233.2%
Investing	(59.1)	(192.4)	-69.3%	(379.3)	(480.9)	-21.1%
Financing	(106.1)	582.3	-	(320.5)	693.2	-

Net cash increase (decrease) in cash and cash equivalents	61.8	628.2	-90.2%	(63.0)	403.4	-

Cash Flow from operational activities

The cash generated in our operational activities was R$ 227.0 million in 4Q10, comparing to R$ 238.4 million generated in 4Q09, mainly due to for payment of taxes of R$ 56.8 million in the 4Q10.

Cash Flow from investment activities

The cash used on investment activities was R$ 59.1 million in 4Q10, while in 4Q09 amounted R$ 192.4 million, mainly due mainly due to a decrease in property, plant and equipment acquisition partially offset by pre delivery payments of R$ 83.9 million in 4Q10.

Cash Flow from financing activities

The cash used in financing activities amounted R$ 106.1 million in the 4Q10, while in the 4Q09 was a cash generation of R$ 582.3 million, mainly due to the bonds issuance in 4Q09, offset by payments on loans and leases in 4T10.

Segmented information

In the tables below we expose discriminately the Assets and Income Statement of the Airline Operations, Multiplus Fidelidade and the holding TAM SA, as well as its eliminations and the consolidated result of 2010.

Assets and Income Statement

(In millions of Reais)	Airline Operation	Multiplus	TAM S.A.	Total reported	Eliminations	Consolidated

Total assets	13,512.0	1,437.9	2,936.7	17,886.6	(3,294.3)	14,592.3

Revenue	11,531.5	469.8	-	12,001.3	(622.6)	11,378.7
Operating expenses	(10,665.9)	(339.6)	(18.9)	(11,024.3)	622.6	(10,401.7)
Equity	-	-	675.8	675.8	(675.8)	-
Operating profit before changes in fair value of fuel derivatives and aircraft revaluation	865.6	130.3	657.0	1,652.8	(675.8)	977.0
Changes in fair value of fuel derivatives	36.6	-	-	36.6	-	36.6
Operating profit/(losss)	902.2	130.3	657.0	1,689.4	(675.8)	1,013.6
Financial income	1,705.3	35.4	33.8	1,774.5	-	1,774.5
Financial expenses	(1,620.9)	(2.1)	(49.1)	(1,672.1)	-	(1,672.1)
Profit/(loss) before income tax and social contribution	986.6	163.5	641.6	1,791.8	(675.8)	1,115.9
Income tax and social contribution	(397.7)	(45.1)	(4.2)	(447.1)	-	(447.1)
Non-controlling interest	-	-	-	-	(31.5)	(31.5)
Net Income	588.9	118.4	637.5	1,344.7	(675.8)	637.4

Indebtedness

In the table below we may observe that our total debt is composed by capital leases and loans, besides two debentures and two bonds issuances, totalizing, in the end of the forth quarter 2010, the amount of R$ 7,385.9 million, of which 84% was denominated in foreign currency.

The amounts disclosed in the table are the contractual undiscounted cash flows and include interest.

Breakdown and maturity of financial debt

(in thousands of Reais)				As of December 31, 2010
	Lease Payable	Loans	Debentures	Bonds	Total	% Total	Leases not included in the Balance Sheet	Total Debt Adjusted
Short Term
2011	684,006	617,525	502,450	108,701	1,912,683	21%	348,313	2,260,997

Long Term
2012	649,230	6,766	219,821	82,120	957,937	10%	295,245	1,253,183
2013	630,168	1,528	163,606	82,120	877,422	10%	202,671	1,080,093
2014	610,855	1,100	152,859	82,120	846,934	9%	126,603	973,538
2015	529,859	1,100	139,899	82,120	752,978	8%	77,686	830,664
2016 and thereafter	2,315,571	7,231	237,013	1,238,874	3,798,689	42%	70,037	3,868,727
Total	5,419,689	635,249	1,415,649	1,676,057	9,146,645	100%	1,120,557	10,267,201
Discount effect	-661,768	-20,210	-438,728	-667,001	-1,787,708	-20%	0	-1,787,708
Accounting value	4,757,921	615,039	976,921	1,009,056	7,358,937	80%	1,120,557	8,479,494
In Foreign Currency	99%	99%	0%	100%	84%		100%	86%
In Local Currency	1%	1%	100%	0%	16%		0%	14%

Considering also the debt related to operating leases which is not in our balance sheet, our debt reaches R$ 8,479.5 million, of which 86% is foreign currency denominated.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with nominal value of R$ 10 each, totaling an amount of R$ 500 million incurring in debt issue costs of R$ 1.9 million. The debentures expire in six  years. Principal is repayable in 3 annual payments, the first installment was paid on August 1, 2010. Interest is payable on a semiannual basis, at the rate equivalent of 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At December 31, 2010 the effective interest rate was 10.19% (2009 – 10.32% and January 1, 2009 – 14.29%).

The debenture indenture provides for the compliance with certain covenants based on financial ratios calculated based on Brazilian accounting practices in effect up to 2007. With the application of the new accounting practices defined by CPC/IFRS, especially the one that requires the recognition in the Company's financial statements of finance lease agreements as financed purchases of property, plant and equipment items, these ratios were not complied with.  As a result of the non-compliance, these debentures are subject to accelerated maturity and, therefore, the Company reclassified the long-term portion with maturity scheduled for 2012 to current, in the amount of R$ 166.4. At the debenture holders’ meeting on February 7, 2011, the issuer’s proposal for authorizing the trustee not to decree the accelerated maturity was approved, solely for the year ended December 31, 2010, in the event of the issuer not complying with a debt coverage ratio not lower than 130% and the payment of a waiver award to be paid to debenture holders, in view of the approval of the change, equivalent to 1.70% of the unit price at the payment date, to be paid on March 1, 2011.

HEDGE

Current Position

Our hedge policy states a minimum coverage of 20% of the estimated consumption of 12 months and a minimum of 10% between the thirteenth and the twenty forth months on a rolling basis. In this table we show our current fuel hedge position, with the volume of coverage, the average strike price and the percentage of projected consumption coverage.

For the next 12 months we have coverage for 25% of our consumption with an average strike price of US$ 87 per barrel. Between January, 2012 and March, 2013, our percentage of coverage is 15% of projected consumption with an average strike of US$ 93 per barrel.

	Volume¹	Strike²	Coverage³

1H11	1,945	87	25%
2H11	2,040	86	26%
1H12	1,810	91	23%
2H12	900	97	12%
1Q13	150	97	4%
Jan11 Dec11	3,985	87	25%
Jan12 Mar13	2,860	93	15%
1 Volume in thousands of barrels
2 Average Strike (USD/barrel)
3 Projected consumption coverage

Cash flow’s Impact

Based on the table above, we present a sensitivity analysis for future cash outflow with our hedge positions until the first quarter 2013, assuming different scenarios with average WTI prices in 70, 90 and 110 dollars per barrel. At levels around US$ 90 per barrel, our cash flow is almost stabilized and with a barrel above that value we have cash inflows.

CASK excluding fuel reduction

In December 31, we elected to change the accounting policy related to the recognition of flight equipment’s revaluation, retroactively changing the 2009 results. This adjustment has a direct impact on CASK, mainly because its changes in the line of depreciation and amortization.

In order to make clear the impacts of this accounting policy in our CASK, we presented in the table below a comparison between the consolidated results of 2010 and 2009, reflecting the current accounting standards and the previous one.

As a reflect, the CASK excluding fuel went from a decrease of 2.9%, according to current accounting standards, to 4.4% in the previous accounting criteria, a variation of 1.5 percentage point.

	Current accounting policy			Previous accounting policy

	Jan - Dec 2010[1]	Jan - Dec 2009	Variation	Jan - Dec 2010[1]	Jan - Dec 2009	Variation

(In millions of Reais)

Operational Revenue (million)	11,338.8	9,765.5	16.1%	11,338.8	9,765.5	16.1%

Total Operating Expenses (excluding depreciation and amortization and fuel)	(6,615.6)	(6,212.2)	6.5%	(6,615.6)	(6,212.2)	6.5%
Fuel	(3,451.2)	(2,741.3)	25.9%	(3,451.2)	(2,741.3)	25.9%
Depreciation and amortization[2]	(699.8)	(602.2)	16.2%	(629.3)	(642.4)	-2.0%
Total Operating Expenses	(10,766.5)	(9,555.6)	12.7%	(10,696.0)	(9,595.8)	11.5%

EBIT	572.3	209.9	172.7%	642.8	169.7	278.8%

(In Reais cents per ASK)

ASK (million)	71,521	64,720	10.5%	71,521	64,720	10.5%

CASK	15.1	14.8	2.0%	15.0	14.8	0.9%
CASK excluding fuel	10.2	10.5	-2.9%	10.1	10.6	-4.4%

1 Figures adjusted excluding the effect of the additional tariff reversal

2 Considers the results previously reported for 2009, 1Q10, 2Q10 and 3Q10, 4T10 considers the result of the same criteria prior accounting

Besides the impact of accounting policies, we also have the impact of lower growth in supply, in ASKs, compared to what we had estimated when we announced our guidance for 2010. The expected growth was 12% in supply, while the generation of ASKs was 10.5% compared to 2009. Excluding the effect of lower dilution of our fixed costs, we have an additional reduction of CASK excluding fuel costs by 0.9 percentage points.

We also have non-recurring costs that impacted our results. Costs related to the reversal of additional tariffs, the opening of the base in Bogota, the incorporation of Pantanal and the due diligence process with LAN, generating additional costs of R$ 21 million. Excluding one-time costs, we have an additional reduction of CASK excluding fuel costs by 0.3 p.p.

The chart below shows a composition which, based on the reduction of CASK excluding fuel costs disclosed, we exclude the effects described above, resulting in a real reduction of 5.5%.

Network and fleet plan

Domestic network

In the fourth quarter of 2010 we received three aircraft and increased the aircraft utilization comparing with the third quarter. As a result of the appropriate increase in capacity, our load factor in the quarter was 69.3%, an increase of 0.5 percentage point compared to the same period last year.

We continue to launch new routes, improving and expanding our domestic network. We increased frequencies from Brasilia to Maceio and Porto Velho, São Paulo to Porto Alegre and Fortaleza. We have also launched daily flights from Rio de Janeiro to Petrolina, from Belo Horizonte to Marabá and links between Vitória, Salvador and Fortaleza.

Moreover, through Pantanal we started new routes between Guarulhos and Ribeirão Preto and Uberaba, new flights to and from the Northeast region making easier the access to cities like Teresina (PI), Fortaleza (CE) João Pessoa (PB) Recife (PE) and Ilhéus (BA) and during high season round-trip flights from Juiz de Fora (MG) and Cabo Frio (RJ).

International Network

In the fourth quarter, the demand of passengers traveling between Brazil and abroad remained strong and consistent, encouraged by the appreciation of the real, reflecting a higher load factor. Another important factor is the strengthening of Brazil as a global potency stimulating the flow of business passengers.

For the increasing demand in the United States, we started direct flights to Miami departing from Brasilia and Belo Horizonte, we strengthened our position in South America with the new flight to Colombia, linking São Paulo to Bogota. We signed new code-share agreements: with U.S. Airways, increasing the options for domestic flights in the United States; and with ANA (All Nippon), with daily flights connecting Tokyo to Sao Paulo and Rio de Janeiro, via London.

Aiming to contribute with our international expansion and strengthening our presence in the European market, we opened in October a trade office in Vienna.

Recognizing the significance of South America and meeting the demand of passengers, as of January 2011 we began to offer First Class on flights to Buenos Aires and Santiago.

Current fleet

In the fourth quarter we received 3 new Airbus A320, closing the quarter with 151 aircraft, a record in Brazilian aviation, since no other airline in the country reached this size of passenger’s fleet. The fleet has an average age of 6.4 years, excluding the ATRs.

		4th Quarter
Models	Capacity	Total		Leasing Types
				Financial		Operating
		2010	2009	2010	2009	2010	2009
A330	212 / 213 seats	18	16	16	14	2	2
A340	267 seats	2	2	2	2	0	0
B767	205 seats	3	3	3	3	0	0
B777	365 seats	4	4	4	4	0	0
Wide Body		27	25	25	23	2	2
A319	144 seats	26	21	16	11	10	10
A320	156 / 174 seats	86	81	31	27	55	54
A321	220 seats	7	5	7	5	0	0
Narrow Body		119	107	54	43	65	64
ATR-42	45 seats	5	0	0	0	5	0
Total		151	132	79	66	72	66

This classification is in accordance with the accounting rule.

Contractually, we have only four financial leasing, the aircraft B777.

Fleet plan

Confident in the aviation market, we ordered 34 new aircraft (32 Airbus A320 Family and two Boeing 777-300ER), an investment with a list value of US$ 3.2 billion. We reviewed our fleet plan to meet the market growth expected for the next 20 years. The estimate is to reach the end of 2015 with 182 aircraft in operation.

Our new fleet plan is shown in the table below:

Models	2011	2012	2013	2014	2015
A330	20
A340	2
Airbus Wide Body	22	21	19	22	24
B767	3	3	3	0	0
B777	4	8	10	12	12
Total Wide Body	29	32	32	34	36
A319	29
A320	86
A321	9
Total Narrow Body	124	131	136	140	146
ATR-42	3	0	0	0	0

Total	156	163	168	174	182

Guidance

2010

The demand in the domestic market grew 23.5% in 2010, within our expectation that was 22% to 25%. On the supply side, we were almost in line with our expectations for growth in the domestic market, but we chose a more conservative growth in the international market, slightly below our estimates.

In 2010 we observed a modification in the passenger’s profile, with the migration of travelers from buses to the airlines, especially on travels above 800 kilometers. As a result, we noticed strong demand in the domestic market. In line with this trend, still in 2010 we started our retail project, because we believe that much of the growth next years will come from Brazilians that will fly for the first time. This trend contributed to the load factor above our estimates in the domestic market. The international market is strengthened by the appreciation of the real, resulting in load factors never recorded before and above our expectations, a sign that we are acting selectively in markets with high potential demand and wide connectivity options. We lunched a superior amount of new frequencies and destinations than we had estimated. We begun flights departing from Rio de Janeiro to London and Frankfurt, Belo Horizonte and Brasilia to Miami and Sao Paulo to Bogota. All our new flights had shown immediate maturation, recording high load factors since the beginning of the operation.

Our CASK excluding fuel decreased 2.9% compared to 2009, but excluding the effects described under " CASK excluding fuel reduction" on page 17, we reached a reduction of 5.5%. The assumptions of WTI and U.S. dollars were below our estimates.

2011

In 2011 the demand shall remain strong, driven by both passengers flying by business purposes, as for the leisure travelers. As a result of the combination of GDP growth and increase of new passengers, we estimate that the domestic market demand will grow between 15% and 18%.

Aligned with the demand growth, we will increase our supply by growing our fleet by five aircraft, being two A330s, two A321s, two A319s and one A320, besides the redelivery of two ATR-42. We will also continue to optimize our costs through a healthy utilization of our aircraft in the domestic market, growing our supply from 10% to 14%. In the international market we will grow 10% with the launch of two new frequencies or destinations.

Through our retail project, we aim to succeed in increasing the volume of passengers at off-peak hours, which will contribute to increase the load factors. In the domestic market we believe in a range from 67.5% to 70%, while in the international market we expect an average of 83%. This combination of events drives us to believe that the recovery of the yields shall coexist with considerable demand growth.

With the dilution of fixed costs and our cost reduction efforts, we will be able to reduce our CASK excluding fuel costs by 5%.

Tables

Operating data

	4Q10	4Q09	4Q10 vs 4Q09	3Q10	4Q10 vs 3Q10	Jan-Dec 2010	Jan-Dec 2009	Variation
Total
Transported Passengers (thousands)	9,338	8,321	12.2%	9,150	2.0%	34,553	30,407	13.6%
RPK (million)	13,974	11,959	16.9%	13,842	1.0%	51,446	44,148	16.5%
ASK (million)	19,070	16,747	13.9%	18,418	3.5%	71,521	64,720	10.5%
Load factor - %	73.3	71.4	1.9 p.p.	75.2	-1.9 p.p.	71.9	68.2	3.7 p.p.
Break-even Load Factor - %	68.3	70.7	-2.3 p.p.	67.7	0.6 p.p.	68.3	66.9	1.4 p.p.
Average tariff	258	249	3.8%	259	-0.2%	265	268	-1.2%
Flight hours	166,042	146,678	13.2%	159,555	4.1%	625,780	566,006	10.6%
Kilometers flown (thousands)	99,950	88,009	13.6%	96,797	3.3%	376,717	340,545	10.6%
Liters of fuel (thousands)	661,426	578,544	14.3%	640,660	3.2%	2,480,331	2,216,168	11.9%
Aircraft utilization (hours per day)[1]	13.1	12.1	8.3%	12.6	3.7%	12.9	12.5	3.2%
Landings	79,206	72,793	8.8%	77,688	2.0%	303,496	285,006	6.5%
Stage Length	1,262	1,209	4.4%	1,246	1.3%	1,241	1,195	3.9%
Total number of employees	28,193	24,282	16.1%	27,044	4.2%	28,193	24,282	16.1%
- TAM Airlines	26,915	23,504	14.5%	25,817	4.3%	26,915	23,504	14.5%
- TAM Mercorsur	479	475	0.8%	487	-1.6%	479	475	0.8%
- TAM Viagens	398	303	31.4%	347	14.7%	398	303	31.4%
- Multiplus Fidelidade	85	0	-	76	11.8%	85	0	-
- Pantanal	316	0	-	317	-0.3%	316	0	-
WTI end (NYMEX) (at US$/Barrel)	91.4	79.4	15.1%	80.0	14.3%	91.4	79.4	15.1%
WTI average (NYMEX) (at US$/Barrel)	85.3	76.1	12.0%	76.1	12.0%	79.6	62.0	28.3%
End of period exchange rate (R$ / US$)	1.6662	1.7412	-4.3%	1.6942	-1.7%	1.6662	1.7412	-4.3%
Average exchange rate (R$ / US$)	1.6967	1.7383	-2.4%	1.7493	-3.0%	1.7601	1.9976	-11.9%
Domestic Market
Transported Passengers (thousands)	7,967	7,118	11.9%	7,738	3.0%	29,311	25,825	13.5%
RPK domestic (million)	8,225	7,024	17.1%	7,897	4.2%	29,677	25,322	17.2%
ASK domestic (million)	11,872	10,213	16.2%	11,234	5.7%	43,961	38,729	13.5%
Domestic Load Factor %	69.3	68.8	0.5 p.p.	70.3	-1.0 p.p.	67.5	65.4	2.1 p.p.
Market share - %	42.9	43.8	-0.9 p.p.	42.8	0.1 p.p.	42.8	46.4	-3.6 p.p.
International Market
Transported Passengers (thousands)	1,370	1,203	13.9%	1,413	-3.0%	5,243	4,582	14.4%
RPK domestic (million)[2]	5,749	4,935	16.5%	5,945	-3.3%	21,769	18,826	15.6%
ASK domestic (million)[2]	7,198	6,534	10.2%	7,184	0.2%	27,560	25,991	6.0%
International Load Factor %[2]	79.9	75.5	4.3 p.p.	82.7	-2.9 p.p.	79.0	72.4	6.6 p.p.
Market share - %	85.8	85.5	0.3 p.p.	83.8	2.1 p.p.	87.6	86.5	1.1 p.p.

1 does not consider maintenance and reserve aircraft

2 includes TAM Mercosur data, which are not part of the ANAC release

Condensed Balance Sheet

	December, 31	December, 31		December, 31	December, 31
(In millions of Reais)	2010	2009		2010	2009

Assets			Liabilities

Current assets			Current liabilities
Cash and cash equivalents	1,012.2	1,075.2	Suppliers	522.4	431.0
Financial assets at fair value through profit and loss	1,407.7	1,011.0	Financial liabilities	1,572.1	1,244.7
Trade accounts receivable	1,556.8	1,122.0	Salaries and social charges	466.8	307.6
Inventories	198.8	195.1	Deferred income	1,801.2	1,698.3
Taxes recoverable	57.6	99.3	Taxes, charges and contributions	308.2	179.7
Income tax and social contribuition recoverable	18.4	0.0	Income tax and social contribution	14.3	0.0
Prepaid expenses	162.8	148.9	Interest on own capital and dividends payable	152.3	234.0
Derivative financial instruments	9.9	0.0	Derivative financial instruments	20.6	235.7
Other receivables	81.2	142.0	Other current liabilities	135.7	123.7
	4,505.4	3,793.420		4,993.5	4,454.7

			Non-current liabilities
Non-current assets			Financial liabilities	5,786.8	5,924.7
Restricted cash	98.3	79.4	Derivative financial instruments	15.3	6.3
Financial assets at fair value through profit and loss	50.3	0.0	Deferred income	66.4	100.2
Deposits in guarantee	51.8	59.5	Provisions	204.3	666.6
Deferred income tax and social contribution	0.0	193.9	Refinanced taxes payable under Fiscal Recovery Program	416.7	319.7
Prepaid aircraft maintenance	410.3	408.6	Deferred income tax and social contribution	111.2	0.0
Other non-current assets	20.6	29.5	Other non-current liabilities	237.5	173.9
Derivative financial instruments	6.6	0.0		6,838.2	7,191.4
Property, plant and equipment	8,711.9	8,134.0
Intangible assets	604.0	241.7	Total liabilities	11,831.7	11,646.0
	9,953.7	9,146.7
			Stockholders’ equity
			Capital and reserves attributable to equity holders of TAM S.A
			Share capital	819.9	675.5
			Capital reserve	120.6	99.2
			Profit reserve	895.6	402.1
			Carrying value adjustment	585.8	113.7
				2,421.9	1,290.6
			Non-controlling interest	205.5	3.4

			Total equity	2,627.4	1,294.0

Total Asset	14,459.1	12,940.1	Total liabilities and equity	14,459.1	12,940.1

Cash Flow

	Three months period ended		Twelve months period ended
(In millions of Reais)	December, 31	December, 31	December, 31	December, 31
	2010	2009	2010	2009

Cash flows from operating activities
Cash generated from (used in) operations (Note 14)	333.5	545.9	1,002.4	587.2
Tax paid	(56.9)	(25.3)	(83.6)	(83.4)
Interest paid	(49.7)	(86.5)	(282.1)	(312.6)
Net cash generated from (used in) operating activities	227.0	434.1	636.8	191.1

Cash flows from investing activities
Investments in restricted cash	10.8	5.7	(18.9)	(79.4)
Cash flows from business combination net cash received	-	0.5	(9.0)	-
Proceeds from sale property, plant and equipment (PPE)/ intangible	3.7	4.5	27.0	35.9
Purchases of property, plant and equipment (PPE)	15.0	(28.3)	(84.6)	(334.9)
Purchases of intangible assets	(39.6)	(38.6)	(135.6)	(135.3)
Purchases of assets of TAM Milor including TAM Brands	(0.0)	(98.4)	(98.4)	-
Deposits in guarantee	(3.0)	3.9	6.2	32.8
Reimbursement	(2.8)	13.2	15.7	60.7
Deposits made	(0.3)	(9.2)	(9.5)	(27.9)
Pre-delivery payments	(46.0)	(3.8)	(65.8)	-
Reimbursement	38.0	26.2	150.5	-
Payments	(84.0)	(29.9)	(216.3)	-
Net cash from (used in) investing activities	(59.1)	(154.4)	(379.3)	(480.9)

Cash flows from financing activities
Repurchase/ sale of treaury shares	1.0	-	3.4	-
Net cash received in IPO of subsidiary Multiplus	-	-	657.0	-
Cash proceeds form issuance of shares in connection with acquisition of assets of TAM Milor	-	-	73.0	-
Dividends paid - TAM S.A	(0.0)	-	(233.3)	-
Dividends paid and interest on capital own to non-controlling shareholders of Multiplus and Mercosur	-	-	(9.1)	-
Short and long-term borrowings	33.7	248.4	(110.3)	165.9
Issuance	69.6	173.0	69.6	236.6
Repayment	(35.9)	75.4	(179.9)	(70.7)
Debentures	-	(1.9)	(166.7)	592.7
Issuance	-	(1.9)	-	592.7
Repayment	-	-	(166.7)	-
Senior notes	-	502.3	-	502.3
Issuance	-	502.3	-	502.3
Repayment	-	-	-	-
Capital element of finance leases	(140.8)	(166.5)	(534.5)	(567.6)
Net cash increase (used in) from financing activities	(106.1)	582.3	(320.5)	693.2

Net increase (decrease) in cash and cash equivalents	61.8	628.2	(63.0)	403.4

Cash and cash equivalents at beginning of period	950.4	447.0	1,075.2	671.8

Cash and cash equivalents at end of period	1,012.2	1,075.2	1,012.2	1,075.2

Demonstration of quarterly results

In December 31, we elected to change the accounting policy related to the recognition of flight equipment’s revaluation. Such change in accounting policy has effects on the consolidated financial statements prepared in accordance with IFRS previously issued for the years ended December 31, 2009 and 2008, thus the information presented below include the adjustments in the accounting practices described. This change has impacts (i) in the income statement, along the lines of depreciation and amortization, gains and losses on revaluation of aircraft, income tax and social contribution, and net income; (ii) in the balance sheet along the lines property, plant and equipment, deferred income tax and social contribution asset, revaluation reserve and accumulated deficit.

In order to make clear the impacts of this accounting policy and aiming to give more transparency to our financial statements, we decided to distribute the impact over the year, according to the correspondent period, showing the previous quarters of 2010 with their impacts in the affected lines.

Main Financial and Operational Indicators

(Em Reais, exceto quando indicado)	1Q10	2Q10	3Q10	4Q10	2010
Operational Revenue (million)	2,603.8	2,611.5	2,938.8	3,224.6	11,378.7
Total Operating Expenses (million)	2,527.0	2,610.0	2,258.2	3,006.4	10,401.7
Adjusted Operational Revenue (million)	2,603.8	2,611.5	2,898.9	3,224.6	11,338.8
Adjusted Total Operating Expenses (million)	2,527.0	2,610.0	2,623.0	3,006.4	10,766.5
EBIT (million)	76.8	1.4	680.6	218.2	977.0
EBIT Margin %	2.9	0.1	23.2	6.8	8.6
Adjusted EBIT (million)	76.8	1.4	275.9	218.2	572.3
Adjusted EBIT Margin %	2.9	0.1	9.5	6.8	5.0
EBITDA (million)	256.8	168.1	857.5	394.4	1,676.8
EBITDA Margin %	9.9	6.4	29.2	12.2	14.7
Adjusted EBITDA (million)	256.8	168.1	452.7	394.4	1,272.0
Adjusted EBITDA Margin %	9.9	6.4	15.6	12.2	11.2
EBITDAR (million)	376.4	289.1	975.2	507.0	2,147.8
EBITDAR Margin %	14.5	11.1	33.2	15.7	18.9
Adjusted EBITDAR (million)	376.4	289.1	570.4	507.0	1,743.0
Adjusted EBITDAR Margin %	14.5	11.1	19.7	15.7	15.4
Net Income (million)	(70.9)	(175.7)	733.5	150.6	637.4
Adjusted Net Income (million)	(70.9)	(175.7)	294.0	150.6	197.9
Earnings per share (reais)	(0.5)	(1.2)	4.9	1.0	4.1
Earnings per share adjusted (reais)	(0.5)	(1.2)	2.0	1.0	1.3
Total RASK (cents)[1]	15.3	15.4	16.0	16.9	15.9
Domestic RASK (cents)	12.6	13.0	12.7	12.7	12.6
Adjusted Total RASK (cents)[1]	15.3	15.4	15.7	16.9	15.9
Adjusted Domestic RASK (cents)	12.6	13.0	12.4	12.7	12.6
International RASK (cents)	12.4	11.1	12.6	11.6	11.9
International RASK (USD cents)	6.9	6.2	7.2	6.8	6.8
Total Yield (cents)[1]	22.1	23.9	21.8	24.0	22.9
Domestic Yield (cents)	19.3	22.5	18.6	19.2	19.8
International Yield (cents)	16.2	14.5	15.2	14.5	15.1
International Yield (USD cents)	9.0	8.1	8.7	8.5	8.6
Load Factor %	72.1	67.1	75.2	73.3	71.9
Domestic Load Factor %	69.3	61.2	70.3	69.3	67.5
International Load Factor %	76.6	76.4	82.7	79.9	79.0
CASK (cents)	14.9	15.4	12.3	15.8	14.5
CASK excluding fuel (cents)	10.2	10.4	7.5	10.9	9.7
Adjusted CASK (cents)	14.9	15.4	14.2	15.8	15.1
Adjusted CASK excluding fuel (cents)	10.2	10.4	9.5	10.9	10.2
CASK USD (cents)	8.3	8.6	7.0	9.3	8.3
CASK USD excluding fuel (cents)	5.7	5.8	4.3	6.4	5.5
Adjusted CASK USD (cents)	8.3	8.6	8.1	9.3	8.6
Adjusted CASK USD excluding fuel (cents)	5.7	5.8	5.4	6.4	5.8

Note 1: RASK is net of taxes and Yield is gross of taxes

Note 2: In 3Q10 and 2010, adjusted values excluding the effect of the additional tariff reversal

1 Includes revenues from passengers, cargo and others

Income Statement

(In millions of Reais)	1Q10	2Q10	3Q10	4Q10	2010
Operational Revenue	2,708.6	2,726.0	3,014.5	3,349.7	11,798.8
Pax Revenue	2,212.5	2,160.0	2,369.0	2,413.7	9,155.4
Domestic	1,396.8	1,427.9	1,465.7	1,580.6	5,870.9
International	815.8	732.2	903.4	833.2	3,284.5
Cargo	256.0	284.8	276.2	295.8	1,112.7
Domestic	115.5	127.1	128.3	139.8	510.8
International	140.4	157.6	147.8	156.0	601.9
Other operating revenue	240.1	281.2	369.3	640.1	1,530.7
Loyalty Program (TAM)	134.7	108.1	58.6	80.2	381.5
Loyalty Program (Multiplus)	44.2	39.5	141.1	220.1	444.9
Travel and tourism agencies	12.9	14.5	14.3	19.8	61.5
Others (includes Multiplus and expired tickets)	48.4	119.1	155.3	320.0	642.8
Sales deductions and taxes	(104.8)	(114.5)	(75.7)	(125.1)	(420.1)
Net Operational Revenue	2,603.8	2,611.5	2,938.8	3,224.6	11,378.7

Operational Expenses
Fuel	(794.8)	(847.0)	(875.1)	(934.3)	(3,451.2)
Marketing and related expenses	(212.3)	(225.6)	(231.6)	(290.3)	(959.8)
Leasing of aircraft, engines and equipment under operating leases	(119.6)	(121.0)	(117.7)	(112.7)	(471.0)
Personnel	(538.3)	(534.7)	(577.1)	(678.4)	(2,328.4)
Maintenance and reviews (excluding personnel)	(154.1)	(172.2)	(132.8)	(153.1)	(612.3)
Third party services	(195.4)	(193.0)	(193.6)	(191.3)	(773.3)
Landing, take-off and navigation charges	(146.3)	(140.2)	(150.4)	(172.6)	(609.4)
Depreciation and amortization	(180.0)	(166.7)	(176.9)	(176.2)	(699.8)
Aircraft insurance	(13.1)	(13.2)	(13.1)	(12.6)	(52.0)
Reversal of additional tariff	0.0	0.0	364.9	0.0	364.9
Other	(173.0)	(196.5)	(154.8)	(285.1)	(809.3)
Total of operational expenses	(2,527.0)	(2,610.0)	(2,258.2)	(3,006.4)	(10,401.7)

EBIT	76.8	1.4	680.6	218.2	977.0
Movements in fair value of fuel derivatives	(10.4)	(57.2)	12.7	91.4	36.6

Operating Profit (loss)	66.4	(55.8)	693.3	309.6	1,013.6
Financial income	516.3	353.1	652.2	252.9	1774.5
Financial expense	(679.3)	(507.3)	(207.4)	(278.1)	(1672.1)
Income (loss) before income tax and social contribution	(96.6)	(210.0)	1,138.1	284.4	1,116.0
Income tax and social contribution	27.4	40.4	(392.7)	(122.3)	(447.1)
Income (loss) before non-controlling interest	(69.1)	(169.6)	745.5	162.2	668.9
Non-controlling interest	(1.8)	(6.1)	(12.0)	(11.6)	(31.5)

Net Income	(70.9)	(175.7)	733.5	150.6	637.4

Main Revenue and Expenses per ASK

(In Reais cents per ASK)	1Q10	2Q10	3Q10	4Q10	2010
Operational Revenue	16.0	16.1	16.4	17.6	16.5
Pax Revenue	13.0	12.7	12.9	12.7	12.8
Cargo	1.5	1.7	1.5	1.6	1.6
Other operating sales and/or services revenue	1.4	1.7	2.0	3.4	2.1
Sales deductions and taxes*	(0.6)	(0.7)	(0.4)	(0.7)	(0.6)
Net Operational Revenue (RASK)*	15.3	15.4	16.0	16.9	15.9

Operational Expenses
Fuel	(4.7)	(5.0)	(4.8)	(4.9)	(4.8)
Selling and marketing expenses	(1.3)	(1.3)	(1.3)	(1.5)	(1.3)
Aircraft, engine and equipment leasing	(0.7)	(0.7)	(0.6)	(0.6)	(0.7)
Personnel	(3.2)	(3.1)	(3.1)	(3.6)	(3.3)
Maintenance and reviews (except personnel)	(0.9)	(1.0)	(0.7)	(0.8)	(0.9)
Outsourced services	(1.2)	(1.1)	(1.1)	(1.0)	(1.1)
Landing, take-off and navigation charges	(0.9)	(0.8)	(0.8)	(0.9)	(0.9)
Depreciation and amortization	(1.1)	(1.0)	(1.0)	(0.9)	(1.0)
Aircraft insurance	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Other*	(1.0)	(1.2)	(0.8)	(1.5)	(1.1)
Total of operational expenses (CASK)*	(14.9)	(15.4)	(12.3)	(15.8)	(15.1)

Spread (RASK - CASK)	0.5	0.0	3.7	1.1	0.8

 * Adjusted values in the 3Q10 excluding the effect of the additional tariff reversal

 Glossary

Paid Passengers transported - Total number of passengers who actually paid and flew on all our flights

RPK - Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK - Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff - Represents the results of the total passenger revenue divided by total paid passengers transported

Yield - Average amount paid per passenger to fly one kilometer

RASK - Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK - Operational Expense per ASK, or quotient of dividing total operational expense by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

Load factor - Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK

Break-even Load factor (BELF) - is the load factor that equalize passenger revenues and operating expenses

Market Share - Company’s share in the total market demand (measured in RPK)

Capacity Share - Company’s share in the total market offer (measured in ASK)

Flight Hour - Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs - The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 cities in Brazil and 18 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia. We are Brazil's leading airline, with market share of 43.4% in January 2011, and is also the country's leading player among Brazilian airlines that operate international routes, with 85.2% market share in January. With the largest passenger aircraft fleet in the country (151 planes), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 12 million tickets in exchange for points and is part of the Multiplus network, which today has 7.6 million members. Member of Star Alliance – the world's largest airline alliance – since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.